

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2024

Michael R. Cole
Chief Financial Officer
UFP Industries, Inc
2801 East Beltline, N.E.
Grand Rapids, Michigan 49525

      Re: UFP Industries, Inc
          Form 10-K for the Fiscal Year Ended December 31, 2023
          Filed February 28, 2024
          File No. 000-22684

Dear Michael R. Cole:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Manufacturing